EXHIBIT 99.1

News Release dated September 6, 2016, Suncor Energy and Fort McKay First Nation announce agreement for equity partnership in East Tank Farm Development

News Release

FOR IMMEDIATE RELEASE

Suncor Energy and Fort McKay First Nation announce agreement for equity partnership in East Tank Farm Development

Calgary, Alberta (Sept. 6, 2016) – Suncor and Fort McKay First Nation today announced the signing of a participation agreement for the purchase and sale of a 34.3% equity interest in Suncor’s East Tank Farm Development to Fort McKay First Nation.

Under the terms of the agreement, Fort McKay First Nation will pay 34.3% of the actual capital cost of the East Tank Farm Development once the assets become operational, which is currently anticipated to be in the second quarter of 2017.

“The signing of this participation agreement is the result of many years of hard work and discussions to understand and identify areas of mutual interest. Through this process we developed greater understanding and trust, and we worked collaboratively to achieve this. I’m extremely proud that Suncor and Fort McKay First Nation have partnered on this historic and progressive deal,” said Mark Little, executive vice president, Upstream, Suncor. “This agreement demonstrates a very positive evolution in our long-term relationships and a new way that we will work together.”

Fort McKay First Nation’s 34.3% share of the actual capital cost of the East Tank Farm Development is currently anticipated to be approximately $350 million which will be payable to Suncor upon closing. The transaction is subject to a number of closing conditions including the negotiation of definitive documentation, First Nations obtaining suitable financing, due diligence and other conditions customary for transactions of this nature and is anticipated to close in the second quarter of 2017.

Revenue from the long-term terminaling services agreements with the Fort Hills partners will underpin Fort McKay First Nation’s independent financing of the transaction. Suncor will be the operator of the East Tank Farm Development once operational.

“This deal clearly shows industry that our people are integral players in business and we have the ability and means to build strong relationships. We believe our investment in this project demonstrates our support of Suncor’s continued willingness to forge a long-term business relationship,” says Chief Jim Boucher, Fort McKay First Nation. “Fort McKay First Nation has been engaged in the oilsands business for over 30 years and we have the ability to build and maintain sustainable relationships with our neighbours. The investment we make today is an investment that will endure for the long-term benefit of our community.”

The East Tank Farm Development is a Suncor-operated midstream asset currently under construction in the Wood Buffalo Region of Alberta. The facility will consist of bitumen storage, blending and cooling facilities and connectivity to third party pipelines.

Legal Advisory – Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; capital efficiencies and cost savings; applicable royalty rates and tax laws; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour and services; and the receipt, in a timely manner, of regulatory and third-party approvals. In addition, all other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements and information may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may” and similar expressions.

Forward-looking statements in this news release include references to statements about the transaction, including the anticipated timing for closing of the transaction and the interest that will be acquired by the First Nation in the East Tank Farm. There can be no assurance that the transaction will close as described or at all.

Forward-looking statements and information are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Suncor’s Management’s Discussion and Analysis dated July 27, 2016 and its Annual Information Form, Form 40-F and Annual Report to Shareholders, each dated July 27, 2016, and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3; by email request to invest@suncor.com; by calling 1-800-558-9071; or by referring to suncor.com/FinancialReports or to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, onshore and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index and the Corporate Knights’ Global 100. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

Suncor works with Aboriginal communities across Canada to increase their participation in energy development. One of the ways we do this is through business development opportunities. Suncor has worked with more than 150 Aboriginal communities, including in the Regional Municipality of Wood Buffalo, home to our oil sands operations, and other locations through our Petro-Canada branded retail, wholesale and lubricant products and services. In 2015, we spent $599 million in goods and services with Aboriginal-owned businesses, bringing our total to approximately $3 billion since 1999. There are 21 Petro-Canada branded gas stations owned by First Nations and one wind project where a First Nation is an equity partner.

Fort McKay First Nation (FMFN) is composed of over 700 band members with approximately 400 members residing in the hamlet of Fort McKay—a community located approximately 65 km north of Fort McMurray. As a First Nation, FMFN is a leader in working collaboratively with industry, and holds a successful and long established record of strong relationship building with the various mining companies operating adjacent to its land. Fort McKay has aimed to maximize its participation in the economy to create sustainable, long-term growth and development. FMFN believes the practice and preservation of our traditional ways of life can occur simultaneously alongside continuous and responsible oil sands development. This philosophy has allowed the FMFN to enhance our community’s social and economic conditions through effective partnerships with industry and government. We are known for our good working relationships with the surrounding oil sands companies. FMFN strives to balance resource development with protecting the health of our community and the environment.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @SuncorEnergy, or come and See what Yes can do.

For more information about Fort McKay First Nation, visit our web site at fortmckay.com, follow us on Twitter @Fortmckay, or view our community presentation.

Suncor	Fort McKay First Nation
Media inquiries	Rose Mueller, Communications Director
403-296-4000	780-799-6370
media@suncor.com	rmueller@fortmckay.com

Investor inquiries
800-558-9071
invest@suncor.com